FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 15 DATED JULY 8, 2009

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008, Supplement No. 12 dated April 20, 2009, Supplement No. 13 dated May 15, 2009 and Supplement No. 14 dated June 11, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the third quarter 2009 distribution declaration;

•	the execution of merger agreements with Self Storage REIT, Inc. and Self Storage REIT II, Inc.

•	the issuance of restricted stock to our independent directors; and

•	the proposed acquisition of self storage facilities in Erlanger and Florence, Kentucky.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through June 25, 2009, we have received aggregate gross offering proceeds of approximately $52.1 million from the sale of approximately 5.2 million shares in our initial public offering. As of June 25, 2009, approximately 104.8 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2010 (two years after the date of the prospectus). We also reserve the right to terminate the initial public offering at any time.

Third Quarter of 2009 Distribution Declaration

On June 17, 2009, our board of directors declared distributions for the third quarter of 2009 in the amount of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on July 1, 2009 and continuing on each day thereafter through and including September 30, 2009. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our President may determine. At this time, we intend to fund all of our distributions for the third quarter of 2009 from proceeds raised in this offering and operating revenues generated from our acquisitions, as well as any future investments made during the third quarter of 2009.

Execution of Merger Agreement with Self Storage REIT, Inc.

On June 30, 2009, we entered into an Agreement and Plan of Merger (REIT I Merger Agreement) with Self Storage REIT, Inc. (REIT I), a private real estate investment trust sponsored by our sponsor, and SS REIT I Acquisition, Inc. (REIT I Merger Sub), providing for the merger of REIT I Merger Sub, our wholly-owned subsidiary, with and into REIT I, resulting in REIT I becoming a wholly-owned subsidiary of us (REIT I Merger Transaction).

The REIT I Merger Transaction is subject to customary conditions to closing, including the receipt of the required approval of the common stockholders of REIT I and certain lender consents. We expect that REIT I will hold a special meeting of its stockholders in September 2009 at which REIT I stockholders will be asked to approve the REIT I Merger Agreement and the REIT I Merger Transaction on the terms set forth therein.

If the REIT I Merger Transaction is completed, we will exchange 1.05 shares of our common stock for each 1.0 share of REIT I common stock (equivalent to $10.50 per share of REIT I common stock) as consideration for the REIT I Merger Transaction. After the REIT I Merger Transaction, current REIT I stockholders would become our stockholders with each of their shares of REIT I common stock being converted to shares of our common stock at the ratio set forth above.

We expect to complete the REIT I Merger Transaction during the third quarter of 2009 assuming that all of the conditions in the REIT I Merger Agreement are satisfied or waived.

The REIT I Merger Agreement contains generally customary representations and warranties of us and REIT I relating to our respective businesses. For purposes of determining the satisfaction of the closing conditions relating to each party’s representations and warranties, each representation and warranty will be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate, would reasonably be likely to have a “material adverse effect” with respect to the party making the representations and warranties.

Each party’s obligation to effect the REIT I Merger Transaction is subject to the following conditions:

•	REIT I’s stockholders will have approved the REIT I Merger Transaction; and

•	REIT I shall have obtained any and all consents required by loan documents relating to loans secured by security interests in REIT I properties.

Our obligation to effect the REIT I Merger Transaction is subject to the satisfaction or waiver, where permissible, of the following conditions:

•	the representations and warranties of REIT I must be true and correct as of the date of the REIT I Merger Agreement and as of the effective time of the REIT I Merger Transaction;

•	REIT I will have performed or complied in all material respects with all agreements and covenants required by the REIT I Merger Agreement;

•	the receipt of a fairness opinion from Robert A. Stanger & Co., Inc. (Stanger) related to the REIT I Merger Transaction; and

•

there will not have occurred, since the date of the REIT I Merger Agreement, any event, circumstance, change or effect that, individually or in the aggregate, has had, or is reasonably likely to have, a “material adverse effect” with respect to REIT I.

REIT I’s obligation to effect the REIT I Merger Transaction is subject to the satisfaction or waiver, where permissible, of the following conditions:

•	our representations and warranties must be true and correct as of the date of the REIT I Merger Agreement and as of the effective time of the REIT I Merger Transaction;

•	we will have performed or complied in all material respects with all agreements and covenants required by the REIT I Merger Agreement; and

•

there will not have occurred, since the date of the REIT I Merger Agreement, any event, circumstance, change or effect that has had, or is reasonably likely to have, a “material adverse effect” with respect to us.

The parties may terminate the REIT I Merger Agreement at any time prior to the closing date only as follows:

•	by mutual written consent of us and REIT I; or

•	by either of REIT I or us by written notice to the other:

•	if REIT I’s stockholders do not approve the REIT I Merger Transaction at the special meeting of its stockholders; or

•	if the consummation of the REIT I Merger Transaction does not occur on or before December 31, 2009.

We may unilaterally terminate the REIT I Merger Agreement at any time prior to the closing date as follows:

•

if REIT I breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the REIT I Merger Agreement, which breach would entitle us not to close the REIT I Merger Transaction, and such condition is incapable of being satisfied by December 31, 2009 or such breach has not been cured by REIT I after proper notice to REIT I; or

•

if REIT I’s board of directors (i) fails to include its recommendation to REIT I stockholders to approve the REIT I Merger Transaction in a proxy solicitation of its stockholders, (ii) publicly withdraws or knowingly modifies, in a manner adverse to us, its recommendation of the REIT I Merger Transaction, (iii) approves or recommends an alternative acquisition proposal, or (iv) after receipt of an alternative acquisition proposal fails to reaffirm its recommendation to REIT I stockholders to approve the REIT I Merger Transaction within a certain time period.

REIT I may unilaterally terminate the REIT I Merger Agreement at any time prior to the closing date as follows:

•

if we breach or fail to perform in any material respect any of our representations, warranties or covenants contained in the REIT I Merger Agreement, which breach would entitle REIT I not to close the REIT I Merger Transaction, and such condition is incapable of being satisfied by December 31, 2009 or such breach has not been cured by us upon our receipt of proper notice; or

•	if REIT I enters into a binding written agreement to effect a “superior proposal,” provided that REIT I first complies with its obligations under the REIT I Merger Agreement.

REIT I has agreed to pay us a “break-up fee” upon certain limited instances of termination.

The REIT I Merger Agreement provides that we and REIT I will pay our own costs and expenses incurred in connection with the REIT I Merger Agreement and the transactions contemplated by the REIT I Merger Agreement. If, however, the REIT I Merger Agreement is properly terminated by either party due to the material breach by the other party of its representations, warranties or covenants, then the breaching party will pay the reasonable out-of-pocket costs and expenses incurred by the non-breaching party.

Other properties or strategic transactions may be identified in the future that we may acquire or enter into prior to or instead of the REIT I Merger Transaction. Due to the considerable conditions to the consummation of the REIT I Merger Transaction as described above, we cannot make any assurances that the closing of the REIT I Merger Transaction is probable.

REIT I wholly owns six self storage facilities in Florida, South Carolina, Tennessee and Texas, comprising approximately 5,270 units and 759,600 rentable square feet, including drive-up, climate-controlled, RV, store-front and office units. REIT I also owns preferred equity and/or minority interests in three self storage facilities located in California and Maryland, comprising approximately 2,900 units and 401,000 rentable square feet, and an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

Wholly-Owned Properties

Below is a table summarizing certain information about each of the properties wholly-owned by REIT I:

Property Name and Location	Acquisition Date	Year Built	Purchase Price	Approx. Total Units	Approx. Total Net Rentable SQ. FT.	Physical Occupancy (%) (1)	% Climate Controlled (2)
Bay Area Self Storage Seabrook, TX	12/29/05	2001-2003	$6,350,000	680	78,000	88.1%	51.6%
A Self Storage Center Greenville, SC	2/10/06	1948 and 1995	$3,175,000	460	65,200	80.9%	66.0%
Signature Self Storage Kemah, TX	5/23/06	1985/2005 and 1999/2002	$11,000,000	1,300	239,000	89.4%	19.4%
Fort Knox Mini Storage Tallahassee, FL	7/25/06	1979 - 1987	$9,642,880	1,550	203,700	76.9%	2.9%
Hollywood Mini Storage Memphis, TN	11/22/06	1987 and 1994	$3,720,000	800	100,400	84.3%	0%
24 Hour Self Storage Houston, TX	1/23/07	1984 and 2005	$3,300,000	480	73,300	74.9%	38.6%
Total			$37,187,880	5,270	759,600	83.7%	22.1%

(1) Represents occupied square feet divided by total rentable square feet as of June 5, 2009.

(2) Represents the percentage of rentable square feet in climate-controlled units as of June 5, 2009.

Bay Area Self Storage

The Bay Area Self Storage property is located at 235 Kirby Road, Seabrook, Texas, in the northwest quadrant of NASA Road 1 and Kirby Road near Pasadena, Texas, a city in the southeastern portion of Houston/Harris County. The Bay Area Self Storage property is an approximately 680-unit self storage facility that sits on approximately 4.2 acres and contains approximately 78,000 net rentable square feet of self storage space.

The Bay Area Self Storage property was built in phases. Phase I, consisting of two self storage buildings and the office/apartment building, was completed in April 2001. Phase II, consisting of three self storage buildings, was completed in 2002. Phase III, consisting of two self storage buildings, was completed in 2003. The Bay Area Self Storage property has approximately 380 climate-controlled units, 300 non-climate-controlled units, and two covered RV parking spaces.

The loan obtained to finance the purchase of the Bay Area Self Storage property consists of a $4,762,500, 10-year, 5.728% fixed interest rate loan from Bank of America, N.A. (BOA) which matures on January 1, 2016, if not sooner paid. Without the express written consent of BOA, there is no right to make any prepayment, in whole or in part, during the lockout period beginning on December 29, 2005 and ending on October 1, 2015. This loan is secured by the Bay Area Self Storage property.

A Self Storage Center

The A Self Storage Center property is located at 1201 Laurens Road, Greenville, South Carolina, in the northwest corner of Louise Street and Laurens Road. It was constructed in 1948 as a textile manufacturing plant and converted in 1995 to use as a self storage facility. The A Self Storage Center property is an approximately 460-unit self storage facility that sits on approximately 3.5 acres and contains approximately 65,200 net rentable square feet of self storage space.

The A Self Storage Center property consists of one building and has approximately 270 climate-controlled units, 180 non-climate controlled units and 10 uncovered boat/RV parking spaces.

The loan obtained to finance the purchase of the A Self Storage Center property consists of a $2,381,250, 10-year, 5.654% fixed interest rate loan from BOA which matures on March 1, 2016, if not sooner paid. Without the express written consent of BOA, REIT I may not make any prepayment, in whole or in part, during the lockout period beginning on February 10, 2006 and ending on December 1, 2015. This loan is secured by the A Self Storage Center property.

Signature Self Storage

The Signature Self Storage properties include two adjacent self storage facilities, the Kemah Mini Warehouse property located at 1279 FM 518, Kemah, Texas, and the Signature Self Storage property located at 1289 FM 518, Kemah, Texas. The Signature Self Storage properties were constructed in 1985, 1999, 2002 and 2005. Together the Signature Self Storage properties are an approximately 1,300-unit pair of self storage facilities located on approximately 17.7 acres and containing approximately 239,000 net rentable square feet of self storage space. The Signature Self Storage properties consist of nine single story buildings and have approximately 400 climate-controlled units and 200 uncovered and covered boat/RV parking spaces.

The loan obtained to finance the purchase of the Signature Self Storage properties consists of a $9,240,000, 10-year, 6.199% fixed interest rate loan from BOA which matures on June 1, 2016, if not sooner paid. Without the express written consent of BOA, REIT I may not make any prepayment, in whole or in part, during the lockout period beginning on May 23, 2006 and ending on March 1, 2015. This loan is secured by the Signature Self Storage properties.

Fort Knox Mini Storage

The Fort Knox Mini Storage property is located at 1396 Capital Circle NE, Tallahassee, Florida, in the southwest corner of Fort Knox Boulevard and Capital Circle. It was constructed from 1979 through 1987. The Fort Knox Mini Storage property is an approximately 1,550-unit self storage facility that sits on approximately 12.5 acres and contains approximately 203,700 net rentable square feet of self storage space. The Fort Knox Mini Storage property consists of 23 buildings (22 one-story and one two-

story) and has approximately 1,500 non-climate-controlled units, 25 climate-controlled units, 20 storefront units and three on-site apartments.

The loan obtained to finance the purchase of the Fort Knox Mini Storage property consists of a $7,650,000, 10-year, 6.157% fixed interest rate loan from BOA which matures on August 1, 2016, if not sooner paid. Without the express written consent of BOA, REIT I may not make any prepayment, in whole or in part, during the lockout period beginning on July 26, 2006 and ending on May 1, 2016. This loan is secured by the Fort Knox Mini Storage property.

Hollywood Mini Storage

The Hollywood Mini Storage property is located at 2555 Hollywood Street, Memphis, Tennessee, on the west side of Hollywood Street approximately 0.25 of a mile north of I-40. It was constructed in 1987. The Hollywood Mini Storage property is an approximately 800-unit self storage facility that sits on approximately 13.4 acres and contains approximately 100,400 net rentable square feet of self storage space. The Hollywood Property consists of 13 single-story buildings and has approximately 80 RV/boat parking spaces, a 1,400 square foot leasing office, and a 1,000 square foot on-site apartment.

The loan obtained to finance the purchase of the Hollywood Mini Storage property consists of a $2,604,000, 10-year, 5.67% fixed interest rate loan from BOA which matures on December 1, 2016, if not sooner paid. Without the express written consent of BOA, REIT I may not make any prepayment, in whole or in part, during the lockout period beginning on November 22, 2006 and ending on September 1, 2016. This loan is secured by the Hollywood Mini Storage property.

24 Hour Self Storage

The 24 Hour Self Storage property is located at 7302 Senate Avenue, Houston, Texas, on the east side of Senate Avenue just north of the Northwest Freeway (US Highway 290) and northwest of the Sam Houston Tollway (Beltway 8). It was constructed in 1984 and expanded in 2005. The 24 Hour Self Storage property is an approximately 480-unit self storage facility that sits on approximately 3.8 acres and contains approximately 73,300 net rentable square feet of self storage space. The 24 Hour Self Storage property consists of 10 buildings, which are single and two-story storage buildings, and has approximately 280 climate-controlled units, a management office, and one on-site apartment.

The loan obtained to finance the purchase of the 24 Hour Self Storage property consists of a $2,200,000, 10-year, 5.67% fixed interest rate loan from PNC Bank, N.A. (PNC) which matures on February 1, 2017. Without the express written consent of PNC, REIT I may not make any prepayment, in whole or in part, during the lockout period beginning on January 19, 2007 and ending on January 31, 2012. This loan is secured by the 24 Hour Self Storage property.

Minority-Owned Properties

Below is a table summarizing certain information about the properties in which REIT I holds a minority interest:

Property Name and Location	% Interest Owned	Acquisition Date	Year Built	Purchase Price	Approx. Total Units	Approx. Total Net Rentable SQ. FT.	Physical Occupancy (%) (1)	% Climate Controlled (2)
Baffin Bay Self Storage Lake Forest, CA(3)	18.75%	9/5/07	2003	$2,975,755	1,300	251,700	83.2%	0%
WP Baltimore Self Storage Baltimore, MD	11.5%	1/31/07	2004	$1,425,000	500	70,900	69.9%	0%
San Francisco Self Storage DST San Francisco, CA	10%	12/19/06	1909 and 2000	$1,112,648	1,100	77,900	77.4%	0%
Hawthorne Property Hawthorne, CA(4)	12%	12/4/06	1943-1966	$7,947,000	n/a(4)	356,000	100%	n/a
Total				$13,460,403	2,900	756,500	89.3%	0%

(1) Represents occupied square feet divided by total rentable square feet as of June 5, 2009.

(2) Represents the percentage of rentable square feet in climate-controlled units as of June 5, 2009.

(3) REIT I owns an 18.75% interest in Baffin Bay. REIT II owns the remaining 81.25%. The purchase price shown represents REIT I’s investment in Baffin Bay. All other figures for Baffin Bay are stated in their entirety.

(4) Not a self storage facility. REIT I has a 12% direct investment in Westport LAX, the entity owning this property, and an indirect interest in Westport LAX through an investment in USA Hawthorne, LLC, which has a direct investment in Westport LAX.

Baffin Bay Self Storage

REIT I owns 18.75% of the Baffin Bay Joint Venture, the acquisition entity whose sole asset is the Baffin Bay Self Storage property. REIT II owns the remaining 81.25% of the Baffin Bay Joint Venture.

The Baffin Bay Self Storage property is located at 25650 Baffin Bay Drive, Lake Forest, Orange County, California, on the west side of Baffin Bay Drive, north of Bake Parkway, which parallels Lake Forest Drive. It was constructed in 2003. The Baffin Bay Self Storage property is an approximately 1,300-unit self storage facility that sits on approximately 10.1 acres and contains approximately 251,700 net rentable square feet of self storage space. The Baffin Bay Self Storage property consists of two two-story buildings and two one-story buildings and has approximately 875 total non-climate-controlled units, 215 uncovered RV parking spaces, 210 covered RV parking spaces and a management office that is approximately 1,400 square feet.

The loan obtained to finance the purchase of the Baffin Bay Self Storage property consists of an $18,000,000, 10-year, 6.47% fixed interest rate loan from BOA which matures on October, 2017. The loan may be prepaid no sooner than three months prior to the maturity date. The loan is secured with a first priority security interest in the Baffin Bay Self Storage property.

WP Baltimore Self Storage

REIT I contributed $1,425,000 to Westport Baltimore LLC, the acquisition entity that acquired the WP Baltimore Self Storage property, for which it received an 11.5% common equity interest and a preferred equity interest in Westport Baltimore, LLC. The WP Baltimore Self Storage property consists of 6.0 acres and is located at 5117 Belair Road, Baltimore, Maryland in the Baltimore Northeast submarket to the west of Interstate 95.

The WP Baltimore Self Storage property contains improvements which include 28 one-story self storage buildings which were constructed in 2004, an office/residence building which contains 10,200 square feet of space, and a cellular phone tower. The 28 self storage buildings contain approximately 480 rentable units comprising approximately 70,900 square feet of rentable space, and 25 boat and RV parking spaces.

The financing for the property consists of a combination of a loan from Greenwich Capital Financial Products, Inc. (Greenwich) and the equity contribution from REIT I in amount of $1,425,000. The loan obtained from Greenwich consists a $6,200,000, 5 year, 6.52% fixed rate loan which matures on March 6, 2012. Principal payments are not due until the maturity date. The loan may be prepaid, but not less than the full amount, if no less than 30 days prior written notice within the three month period immediately prior to the maturity is provided. The Hoeven Family Partnership, an affiliate of Westport Baltimore Investors, LLC, a member of Westport Baltimore LLC, is a guarantor of the loan. The Hoeven Family Partnership also entered into a master lease with Westport Baltimore, LLC. In exchange for the contribution from REIT I, REIT I received an 11.5% ownership interest, preferred returns of 7.25% per annum on the contribution, and a priority return of $1,300,000 of its contribution. REIT I also holds the first right of refusal should Westport Baltimore LLC receive an offer from a third party to purchase the WP Baltimore Self Storage property.

San Francisco Self Storage DST

REIT I owns a 10% interest in USA SF Self Storage, DST (San Francisco Self Storage DST), a Delaware statutory trust formed by an affiliate of REIT I’s advisor that holds the San Francisco Self Storage DST property. The San Francisco Self Storage DST property is located at 190 Otis Street, San Francisco, California and is situated on approximately 0.6 acres. The property is an approximately 1,100 unit self storage facility and has a gross building area of 113,900 square feet and approximately 77,900 square feet of self storage space. The single building on the San Francisco Self Storage DST property was built in 1909 and converted to the current eight-level structure in 2000.

The operating partnership for REIT I (REIT I Operating Partnership) entered into a master lease agreement with the San Francisco Self Storage DST in which the REIT I Operating Partnership is the tenant. The lease has an initial term of ten years beginning on December 19, 2006. The initial term of the lease may be extended at the option of the REIT I Operating Partnership by one, 12-month extension. The sponsor is currently responsible for any potential shortfalls in lease payments required to be made by the REIT I Operating Partnership. To date, the sponsor has not been required to make any such payments. Our sponsor will also enter into an agreement to indemnify us for any losses as a result of any shortfall in the lease payments required to be made by the REIT I Operating Partnership. The financing of the property consists of one bank loan.

Hawthorne Property

REIT I owns a 12% membership interest in Westport LAX LLC (Hawthorne Venture), a joint venture that acquired the Hawthorne property. USA Hawthorne, LLC (Hawthorne LLC), an affiliate of REIT I’s advisor, and Westport LAX Investors, LLC own the remaining 78% and 10% membership interests, respectively, in the Hawthorne Venture. The Hawthorne property is an approximate 11-acre property located at the corner of Crenshaw Boulevard at Broadway Street in Hawthorne, California that consists of an industrial building that was intended to be converted into a self storage and RV/boat/auto storage facility.

In addition, the REIT I Operating Partnership made a preferred equity contribution to the Hawthorne LLC. In exchange for the preferred equity contribution, the Hawthorne LLC issued to the

REIT I Operating Partnership a preferred equity interest (Preferred Equity Interest). The Hawthorne LLC is required to pay the REIT I Operating Partnership preferred distributions equal to 10% per annum on the outstanding Preferred Equity Interest and redeem the Preferred Equity Interest under certain circumstances. As of June 15, 2009, approximately $6.1 million of the Preferred Equity Interest remains outstanding.

In May 2007, the Hawthorne Venture entered into a net lease for substantially all of the Hawthorne property with Space Exploration Technologies Corp. (SpaceX). SpaceX is the sole tenant. The term of the lease is ten years and 5 months and may be extended for three, 60-month extensions with at least 12 months, but no more than 24 months, prior notification.

Under the Lease, SpaceX is responsible for payment of all utilities, equipment, and maintenance charges, as well as taxes, reimbursement or direct payment of insurance premiums, and tenant repairs. Accordingly, in addition to rent, association fees, monthly property taxes and insurance costs, SpaceX will pay all operating costs associated with the Hawthorne property, including full maintenance and repair of the property’s equipment or facilities. Under the terms of the lease, SpaceX holds a right of first offer whereby, prior to the sale or transfer of any portion of its interests in the Hawthorne property to a third party, the Hawthorne Venture must first offer the purchase of the Hawthorne property to SpaceX.

The financing for the Hawthorne property consists of a $19,365,000, 3-year loan with BOA, the original lender, with a maturity date of April 1, 2010. The loan has one 12-month extension option exercisable if certain conditions are met, including SpaceX occupying and paying rent under the terms of the lease and payment of an extension fee equal to 0.25% of the outstanding loan balance plus any undisbursed loan funds. The monthly payments are interest-only during the term. The loan may be prepaid with notice to BOA pursuant to the terms of the note. REIT I and four non-affiliated parties are guarantors on the loan and will indemnify BOA for any environmental liabilities.

Execution of Merger Agreement with Self Storage REIT II, Inc.

On June 30, 2009, we entered into an Agreement and Plan of Merger (REIT II Merger Agreement) with Self Storage REIT II, Inc. (REIT II), a private real estate investment trust sponsored by our sponsor, and SS REIT II Acquisition, Inc. (REIT II Merger Sub), providing for the merger of REIT II Merger Sub, our wholly-owned subsidiary, with and into REIT II, resulting in REIT II becoming a wholly-owned subsidiary of us (REIT II Merger Transaction).

The REIT II Merger Transaction is subject to customary conditions to closing, including the receipt of the required approval of the common stockholders of REIT II and certain lender consents. We expect that REIT II will hold a special meeting of its stockholders in September 2009 at which REIT II stockholders will be asked to approve the REIT II Merger Agreement and the REIT II Merger Transaction on the terms set forth therein. The closing of the REIT II Merger Transaction is also conditioned upon the simultaneous closing of the REIT I Merger Transaction; however, the REIT I Merger Transaction is not conditioned upon the closing of the REIT II Merger Transaction.

If the REIT II Merger Transaction is completed, we will exchange 1.0 shares of our common stock for each 1.0 share of REIT II common stock (equivalent to $10.00 per share of REIT II common stock) as consideration for the REIT II Merger Transaction. After the REIT II Merger Transaction, current REIT II stockholders would become our stockholders with each of their shares of REIT II common stock being converted to shares of our common stock at the ratio set forth above.

We expect to complete the REIT II Merger Transaction during the third quarter of 2009 assuming that all of the conditions in the REIT II Merger Agreement are satisfied or waived.

The REIT II Merger Agreement contains generally customary representations and warranties of us and REIT II relating to our respective businesses. For purposes of determining the satisfaction of the closing conditions relating to each party’s representations and warranties, each representation and warranty will be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate, would reasonably be likely to have a “material adverse effect” with respect to the party making the representations and warranties.

Each party’s obligation to effect the REIT II Merger Transaction is subject to the following conditions:

•	REIT II’s stockholders will have approved the REIT II Merger Transaction; and

•	REIT II shall have obtained any and all consents required by loan documents relating to loans secured by security interests in REIT II properties.

Our obligation to effect the REIT II Merger Transaction is subject to the satisfaction or waiver, where permissible, of the following conditions:

•	the representations and warranties of REIT II must be true and correct as of the date of the REIT II Merger Agreement and as of the effective time of the REIT II Merger Transaction;

•	REIT II will have performed or complied in all material respects with all agreements and covenants required by the REIT II Merger Agreement;

•	the receipt of a fairness opinion from Stanger related to the REIT II Merger Transaction;

•	the successful closing of the REIT I Merger Transaction prior to or contemporaneously with the REIT II Merger Transaction; and

•

there will not have occurred, since the date of the REIT II Merger Agreement, any event, circumstance, change or effect that, individually or in the aggregate, has had, or is reasonably likely to have, a “material adverse effect” with respect to REIT II.

REIT II’s obligation to effect the REIT II Merger Transaction is subject to the satisfaction or waiver, where permissible, of the following conditions:

•	our representations and warranties must be true and correct as of the date of the REIT II Merger Agreement and as of the effective time of the REIT II Merger Transaction;

•	we will have performed or complied in all material respects with all agreements and covenants required by the REIT II Merger Agreement; and

•

there will not have occurred, since the date of the REIT II Merger Agreement, any event, circumstance, change or effect that has had, or is reasonably likely to have, a “material adverse effect” with respect to us.

The parties may terminate the REIT II Merger Agreement at any time prior to the closing date only as follows:

•	by mutual written consent of us and REIT II; or

•	by either of REIT II or us by written notice to the other:

•	if REIT II’s stockholders do not approve the REIT II Merger Transaction at the special meeting of its stockholders; or

•	if the consummation of the REIT II Merger Transaction does not occur on or before December 31, 2009.

We may unilaterally terminate the REIT II Merger Agreement at any time prior to the closing date as follows:

•

if REIT II breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the REIT II Merger Agreement, which breach would entitle us not to close the REIT II Merger Transaction, and such condition is incapable of being satisfied by December 31, 2009 or such breach has not been cured by REIT II after proper notice to REIT II; or

•

if REIT II’s board of directors (i) fails to include its recommendation to REIT II stockholders to approve the REIT II Merger Transaction in a proxy solicitation of its stockholders, (ii) publicly withdraws or knowingly modifies, in a manner adverse to us, its recommendation of the REIT II Merger Transaction, (iii) approves or recommends an alternative acquisition proposal, or (iv) after receipt of an alternative acquisition proposal fails to reaffirm its recommendation to REIT II stockholders to approve the REIT II Merger Transaction within a certain time period.

REIT II may unilaterally terminate the REIT II Merger Agreement at any time prior to the closing date as follows:

•

if we breach or fail to perform in any material respect any of our representations, warranties or covenants contained in the REIT II Merger Agreement, which breach would entitle REIT II not to close the REIT II Merger Transaction, and such condition is incapable of being satisfied by December 31, 2009 or such breach has not been cured by us upon our receipt of proper notice; or

•	if REIT II enters into a binding written agreement to effect a “superior proposal,” provided that REIT II first complies with its obligations under the REIT II Merger Agreement.

REIT II has agreed to pay us a “break-up fee” upon certain limited instances of termination.

The REIT II Merger Agreement provides that we and REIT II will pay our own costs and expenses incurred in connection with the REIT II Merger Agreement and the transactions contemplated by the REIT II Merger Agreement. If, however, the REIT II Merger Agreement is properly terminated by either party due to the material breach by the other party of its representations, warranties or covenants, then the breaching party will pay the reasonable out-of-pocket costs and expenses incurred by the non-breaching party.

Other properties or strategic transactions may be identified in the future that we may acquire or enter into prior to or instead of the REIT II Merger Transaction. Due to the considerable conditions to the consummation of the REIT II Merger Transaction as described above, we cannot make any assurances that the closing of the REIT II Merger Transaction is probable.

REIT II wholly owns four self storage facilities in Alabama, Nevada, and Texas and owns a majority interest in another self storage facility in California, comprising approximately 3,125 units and 477,900 rentable square feet, including drive-up, climate-controlled, RV, store-front, wine storage and parking units. REIT II also owns minority interests in three entities with properties located in Alabama, Georgia, North Carolina and Texas, comprising approximately 9,950 units and 1.3 million rentable square feet.

Wholly-Owned and Majority-Owned Properties

Below is a table summarizing certain information about the properties wholly-owned and majority-owned by REIT II:

Property Name and Location	Acquisition Date	Year Built	Purchase Price	Approx. Total Units	Approx. Total Net Rentable SQ. FT.	Physical Occupancy (%) (1)	% Climate Controlled (2)
Stor N Save Self Storage – Durango - Las Vegas, NV	5/23/07	2006	$5,650,000	520	66,000	70.3%	78.5%
Stor N Save Self Storage – Charleston—Las Vegas, NV	5/23/07	1998	$2,200,000	190	21,100	67.8%	33.2%
Express Self Storage Pearland, TX	6/13/07	2004 & 2005	$5,000,000	640	89,200	87.5%	60.6%
Space Savers Self Storage Daphne, AL	4/24/08	2000	$3,800,000	475	49,900	49.4%	100%
Baffin Bay Self Storage (3) Lake Forest, CA	9/5/07	2003	$25,573,437	1,300	251,700	83.2%	0%
Total			$42,223,437	3,125	477,900	81.1%	48.6%

(1) Represents occupied square feet divided by total rentable square feet as of June 5, 2009.

(2) Represents the percentage of rentable square feet in climate-controlled units as of June 5, 2009.

(3) Baffin Bay is the only property in this table that is not wholly-owned. REIT II owns an 81.25% interest in Baffin Bay. REIT I owns the remaining 18.75%. The purchase price shown represents REIT II’s ownership percentage of Baffin Bay. All other figures for Baffin Bay are stated in their entirety.

Stor N Save Self Storage (Durango and Charleston)

The Stor N Save Durango property is located at 3825 South Durango Drive, Las Vegas, Nevada. It was constructed in 2006. The Stor N Save Durango property is an approximately 520-unit self storage facility that sits on approximately 2.0 acres and contains approximately 66,000 net rentable square feet of self storage space. The Stor N Save Durango property consists of one two-story building and has approximately 445 total climate-controlled units, five uncovered RV parking spaces, 20 climate-controlled wine storage units and a management office/on-site apartment.

The Stor N Save Charleston property is located at 8501 West Charleston Boulevard, Las Vegas, Nevada. It was constructed in 1998. The Stor N Save Charleston property is an approximately 190-unit self storage facility that sits on approximately 1.4 acres and contains approximately 21,100 net rentable square feet of self storage space. The Stor N Save Charleston property consists of two one-story buildings and has approximately 100 climate-controlled units, 75 non-climate-controlled units, 15 RV parking spaces and a management office/on-site apartment.

The loan obtained to finance the purchase of the Stor N Save Durango property consists of a $4,340,000, 3-year, variable-rate secured loan from BOA. The variable interest rate for the loan is based on a one-month-LIBOR plus 220 basis points, which variable rate was partially hedged by a three-year-fixed-rate swap agreement. The monthly principal and interest payments will continue until May 31, 2010, if not sooner paid. The remaining balance, any unpaid interest, and any other amounts owed pursuant to the note are due on the maturity date of May 31, 2010. With the express written consent of BOA, REIT II may prepay the note, in whole or in part, after giving BOA prepayment consideration and at least 14 days written notice. The Stor N Save Durango loan contains an “accordion option” which allows REIT II to borrow in the aggregate up to $25,000,000 for the purchase of future self storage properties and become additional borrowers on the Stor N Save Durango loan. If the Stor N Save Durango loan is secured by three or more properties, the interest rate, at the option of the borrower, will be either BOA’s prime rate or up to three months LIBOR plus 210 basis points. The Stor N Save Durango loan is non-recourse and is secured only by those self storage properties which it financed.

The loan obtained to finance the purchase of the Stor N Save Charleston property consists of a $1,540,000, 10-year, 5.72% fixed interest rate loan from BOA. For the first five years of the loan, monthly payments will be interest-only payments. Thereafter, the monthly payments will consist of principal and interest and shall commence on July 1, 2012 and continue until the maturity date of June 1, 2017, if not sooner paid. On the maturity date, any outstanding principal amount together with all accrued and unpaid interest shall be due and payable. BOA will allow REIT II to prepay the Stor N Save Charleston loan, in accordance with the note, after the date on which the one hundred seventeenth (117th) regularly scheduled installment payment has been made, provided that the loan has not been defeased. The Stor N Save Charleston loan is secured by the Stor N Save Charleston property.

Express Self Storage

The Express Self Storage property is located at 9809 Broadway Street, Pearland, Texas, on the north side of West Broadway Street. It was constructed in 2004 and 2005. The Express Self Storage property is an approximately 640-unit self storage facility that sits on approximately 4.6 acres and contains approximately 89,200 net rentable square feet of self storage space.

The Express Self Storage property consists of one two-story building, which contains a management office and apartment, and five single-story buildings which were constructed in two phases. The Express Self Storage property has approximately 425 climate-controlled units, approximately 45 covered RV/boat parking spaces and a management office/on-site apartment.

The loan obtained to finance the purchase of the Express Self Storage property consists of a $3,500,000, 10-year, 5.93% fixed interest rate loan from BOA. For the first five years the monthly payments will be interest only payments. Thereafter, the monthly payments will consist of principal and interest commencing on July 1, 2012 and continuing until the maturity date of July 1, 2017, if not sooner paid. On the maturity date, any outstanding principal amount together with all accrued and unpaid interest shall be due and payable. BOA will allow REIT II to prepay the loan in whole, in accordance with the note, within the last three months of the loan term, provided that the loan has not been defeased. The loan is secured by the Express Self Storage property.

Space Savers Self Storage

The Space Savers Self Storage property is located at 27250 US Highway 98, Daphne, Alabama, on the east side of US Highway 98, south of Interstate 10. It was constructed in 2000. The Space Savers Self Storage property is an approximately 475-unit self storage facility that sits on approximately 3.8 acres and contains approximately 49,900 net rentable square feet of self storage space. The Space Savers Self Storage property is comprised of one three-story self storage building and has approximately 475 climate controlled storage units, two boat/RV storage units and a management office.

REIT II assumed a $2,200,000, 15-year, fixed-rate loan from Wells Fargo Bank, N.A., as Trustee for the Registered Holders of Credit Suisse First Boston Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005-C5. Interest due on the loan is paid in arrears based on a fixed rate of 5.47% per annum. The monthly payments consist of principal and interest payments and shall continue until August 1, 2020, the maturity date, if not sooner paid. The remaining balance, any unpaid interest, and any other amounts owed pursuant to the note are due on the Maturity Date. REIT II may voluntarily prepay the note in whole during the month prior to the maturity date.

Baffin Bay Self Storage

REIT II owns an 81.25% membership interest in the Baffin Bay Joint Venture, the acquisition entity whose sole asset is the Baffin Bay Self Storage property. REIT I owns the remaining 18.75% of the Baffin Bay Joint Venture. See the description above in the section related to the execution of the REIT I Merger Agreement for a description of Baffin Bay Self Storage.

Minority-Owned Properties

Below is a table summarizing certain information about the properties in which REIT II holds a minority interest:

Property Name and Location	% Interest Owned	Acquisition Date	Year Built	DST Purchase Price	Total Units	Total Net Rentable SQ. FT.	Physical Occupancy (%) (1)	% Climate Controlled (2)
Self Storage I DST GA, NC, and TX	3.05%	11/1/05	1996-2004	$404,306	5,500	714,700	83.5%	18.5%
Southwest Colonial, DST TX	0.28%	5/8/08	1981-2007	$27,328	2,850	369,600	83.9%	12.1%
Montgomery County Self Storage, DST - AL	1.49%	1/25/08	1997-2005	$100,076	1,600	152,900	76.9%	99.9%
Total				$531,710	9,950	1,305,500	82.8%	26.9%

(1) Represents occupied square feet divided by total rentable square feet as of June 5, 2009.

(2) Represents the percentage of rentable square feet in climate-controlled units as of June 5, 2009.

Self Storage I DST

REIT II owns a 3.05% beneficial interest in USA Self Storage I, DST, a Delaware statutory trust (Self Storage I DST). The Self Storage I DST owns ten self storage facilities located in the States of Georgia, North Carolina and Texas with an aggregate of 5,500 units and 714,700 rentable square feet.

Southwest Colonial, DST

REIT II owns a 0.28% beneficial interest in Southwest Colonial, DST a Delaware Statutory Trust organized to invest in certain self storage properties. Southwest Colonial, DST invested approximately $28,000,000 in five self storage facilities located in Texas with an aggregate of approximately 2,850 units and 369,600 rentable square feet.

Montgomery County Self Storage, DST

REIT II owns a 1.49% beneficial interest in Montgomery County Self Storage, DST, a Delaware Statutory Trust which owns two self storage facilities in Alabama, the Bell-Vaughn property and the Thorington property, with an aggregate of approximately 1,600 units and 152,900 rentable square feet.

The Bell-Vaughn property is located at 2730 Bell Road and 6855 Vaughn Road, Montgomery, Alabama. The property is situated on approximately 5.7 acres and consists of two self storage buildings. The two buildings consist of approximately 1,180 units and 112,300 rentable square feet on two levels. The buildings were constructed in 1997 and 2004.

The Thorington Property is located at 310 Ray Thorington Road, Montgomery, Alabama. The property is situated on approximately 5.0 acres and consists of one building. The building was constructed in 2005 and consists of approximately 420 units and 40,600 rentable square feet.

Issuance of Restricted Stock to Independent Directors

On June 17, 2009, pursuant to our Employee and Director Long-Term Incentive Plan, we issued 1,250 shares of restricted stock to each of our independent directors in compensation for their service on our board of directors, with such awards vesting ratably over a period of four years from the time each independent director was reelected to our board.

Proposed Acquisition of Self Storage Facilities in Erlanger and Florence, Kentucky

On June 19, 2009, Strategic Capital Holdings, LLC, our sponsor, executed an Assignment of Purchase and Sale Agreement to Strategic Storage Operating Partnership, L.P., our operating partnership, thereby assigning all of its interest as the buyer in the Purchase and Sale Agreement by and between Security Self Storage Inc. (Security Self Storage Seller), an unaffiliated third party, and our sponsor dated June 9, 2009 (Security Self Storage Purchase Agreement).

The Security Self Storage Purchase Agreement relates to the purchase of self storage facilities located in Erlanger, Kentucky (Erlanger Property) and Florence, Kentucky (Florence Property) (Security Self Storage Portfolio). The purchase price for the Security Self Storage Portfolio is $9,700,000. We expect this acquisition to close by the end of July 2009 using net proceeds from our initial public offering. We anticipate paying our advisor, Strategic Storage Advisor, LLC, an acquisition fee of $242,500 in connection with the acquisition of the Security Self Storage Portfolio.

Pursuant to the Security Self Storage Purchase Agreement, we would be obligated to purchase the Security Self Storage Portfolio only after satisfactory completion of agreed upon closing conditions. This acquisition is subject to a number of other conditions, including, but not limited to, our ability to raise sufficient proceeds in our initial public offering to pay the entire purchase price for the Security Self Storage Portfolio. There can be no assurance that we will complete the acquisition of the Security Self Storage Portfolio. In some circumstances, if we fail to complete the acquisition, we may forfeit our $100,000 earnest money.

The Erlanger Property is an approximately 610-unit self storage facility that sits on approximately 5 acres and contains approximately 63,700 rentable square feet of self storage space, located at 2900 Crescent Springs Road in Erlanger, Kentucky, approximately 5 miles south of downtown Cincinnati, Ohio. It was constructed in 1987.

The Florence Property is an approximately 890-unit self storage facility that sits on approximately 10 acres and contains approximately 126,300 rentable square feet of self storage space, located at 8080 Steilen Drive in Florence, Kentucky, approximately 9 miles south of downtown Cincinnati, Ohio. It was constructed in phases in 1982 and 1995.

We will decide whether to acquire the Security Self Storage Portfolio generally based upon:

•	our satisfactory completion of due diligence on the Security Self Storage Seller and the Security Self Storage Portfolio;

•	satisfaction of the conditions to the acquisition in accordance with the Security Self Storage Purchase Agreement;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public to make this acquisition; and

•	no material adverse changes relating to the Security Self Storage Portfolio, Security Self Storage Seller or certain economic conditions.

Other properties may be identified in the future that we may acquire prior to or instead of the Security Self Storage Portfolio. Due to the considerable conditions to the consummation of the acquisition of the Security Self Storage Portfolio, we cannot make any assurances that the closing of the Security Self Storage Portfolio is probable.